UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 3, 2012

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                       No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                       No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                       No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew First Quarter 2012 Results”, dated May 3, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc (Registrant)

	By:	/s/ Susan Henderson
Date: May 3, 2012		Susan Henderson
Company Secretary

Item 1

Smith & Nephew First Quarter 2012 Results

3 May 2012

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the first quarter ended 31 March 2012.

	3 months* to
	31 Mar 2012	Underlying change	2 Apr 2011
	$m	%	$m
Revenue[1]	1,079	3	1,055
Trading profit[2]	252	5	241
Operating profit[2]	236		231
Trading profit margin (%)	23.3	50bps	22.8
EPSA (cents)[3]	19.5		18.4
EPS (cents)	18.0		17.5
Divisional revenue[1]
Advanced Surgical Devices global	839	3	823
Advanced Wound Management global	240	5	232

*	Q1 2012 comprised 64 trading days (2011 - 64 trading days)

Q1 Financial Highlights

•	Revenue $1,079 million, up 3% on an underlying basis

•	Trading profit was $252 million, up 5% on an underlying basis

•	Trading profit margin of 23.3%, up 50 bps

•	EPSA was up 6% to 19.5¢

•	Net debt at $28 million, down from $351 million a year ago

•	Strong revenue, profit and trading profit margin performance from both Advanced Surgical Devices and Advanced Wound Management

•	Continued good growth in Knee Implants and momentum in Negative Pressure Wound Therapy

•	Further progress delivering against each of our five strategic priorities

Commenting on Q1, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“Smith & Nephew has had a good first quarter. We grew revenue, increased profit and improved our trading profit margin. We saw the first results of our actions to make Smith & Nephew more fit and effective.

“2012 is a critical year for implementing our new strategic priorities. Our plans to progress the structural changes, additional investments and, of course, greater efficiencies, are now underway. Throughout Smith & Nephew, at every level, there is a clear sense of direction, as we work to reshape the Group for future growth.”

News

Analyst presentation and conference call

An analyst presentation and conference call to discuss Smith & Nephew’s first quarter and preliminary results will be held at 8.30am GMT/3.30am EST today, 3 May. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q112. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44(0)20 3364 5381 (passcode 6423551) in the UK or +1646 254 3365 (passcode 6423551) in the US. Analysts should contact Jennifer Heagney on +44 (0) 20 7960 2255 or by email at jennifer.heagney@smith-nephew.com for conference details.

Notes

1	Unless otherwise specified as ‘reported’ all revenue increases/decreases throughout this document are underlying increases/decreases after adjusting for the effects of currency translation. See note 4 to the financial statements for a reconciliation of these measures to results reported under IFRS.

2	A reconciliation from operating profit to trading profit is given in note 5 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation.

3	Adjusted earnings per ordinary share (‘EPSA’) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, amortisation of acquisition intangibles and taxation thereon. See note 2 to the financial statements.

4	All numbers given are for the quarter ended 31 March 2012 unless stated otherwise.

5	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.

Enquiries

Investors
Phil Cowdy	+44(0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds	+44(0) 20 7401 7646
Smith & Nephew

Andrew Mitchell / Justine McIlroy	+44(0) 20 7404 5959
Brunswick

First Quarter Results

Smith & Nephew delivered a good financial performance in the first quarter of 2012, increasing revenue to $1,079 million, representing 3% growth on an underlying and 2% on a reported basis year-on-year.

Both our Advanced Surgical Devices (“ASD”) and Advanced Wound Management (“AWM”) global divisions grew revenue, profit and trading profit margins in the quarter.

Product highlights included 6% growth in revenue from our global Knee Implant franchise and another strong quarter from our Negative Pressure Wound Therapy (“NPWT”) portfolio. We believe that we have now taken around 20% of the European NPWT market.

Consistent with our strategic priorities, we are now providing geographic growth data for both our Established Markets (US, Europe, Canada, Japan, Australia and New Zealand), where we increased revenue by 2% in the quarter, and our Emerging and International Markets, which were 12% ahead. In the BRIC countries we delivered revenue growth in excess of 20%.

Our trading profit was $252 million, up 5% from $241 million in 2011. This was ahead of expectations, resulting in a Group trading profit margin of 23.3%, 50 bps ahead of last year. This improvement is in part a reflection of the actions we are taking to reshape Smith & Nephew beginning to take effect, although there is also a benefit from some cost phasing which will reverse in Q2.

The net interest charge for the period was $2 million. The tax rate for the quarter, and estimated effective rate for the full year, was 30.1% on profit before restructuring and rationalisation costs and amortisation of acquisition intangibles. Adjusted attributable profit of $174 million is before these items and taxation thereon.

Adjusted earnings per share was 19.5¢ (97.5¢ per American Depositary Share, “ADS”) compared to 18.4¢ last year. Basic earnings per share was 18.0¢ (90.0¢ per ADS) (2011: 17.5¢).

Trading cash flow (defined as cash generated from operations less capital expenditure, but before restructuring and rationalisation costs and legal settlement) was $192 million in the quarter, reflecting a trading profit to cash conversion ratio of 76%. Net debt decreased to $28 million from $351 million a year ago.

As previously announced, in February we reached settlements with the U.S. Securities and Exchange Commission and U.S. Department of Justice in connection with their investigation of the medical device industry, and paid $22 million in fines and profit disgorgement. The Group had previously provided for this payment in Q4 2011.

Progress Delivering Against Strategic Priorities

In our Q4 and Full Year statement in February we gave details of the actions we had taken in 2011 to deliver against our strategic priorities and reshape Smith & Nephew to be fit and effective for the future. We have made further progress in the first quarter of 2012.

For instance, we continue to invest in improving efficiency, and have commenced a significant Process Optimisation project in Europe. Our operations here have a diverse range of processes and IT systems. This multi-year project will develop common processes across our business, supported by a single transactional and reporting system, to enable faster, and better informed, decision making.

The Group also invested further to support our strategic priority to be market leaders across the BRIC nations. This included strengthening our Emerging Markets team with the appointment of a new General Manager for Brazil and senior operations and logistics personnel, and we established a new headquarters for our Emerging Markets and International Markets teams in Dubai.

We opened a new innovation and training centre in Memphis, which we will use to deliver best-in-class surgeon training programmes. This is a multi-disciplinary facility, including implant, trauma and sports medicine, reflecting our belief that there is much to be gained by more closely sharing learning and innovation between specialisms. We also enjoyed a successful American Academy of Orthopaedic Surgeons Annual Meeting in San Francisco, launching a number of new products and successfully demonstrating the breadth of our portfolio to a wide range of customers.

Finally, the Group has also been delivering on our priority to supplement and support organic growth through acquisition. In the period we added a number of small complementary technologies such as the acquisition of biomechanical company LifeModeler, whose software shortens the time taken to develop new products using a virtual model of the human body. Similarly, the purchase of the ADERMAà Dermal Pads range has given us a leading position in the UK market to treat pressure ulcers. We are already enjoying good success driving sales of this complementary product alongside our existing advanced wound management portfolio.

Advanced Surgical Devices global

Smith & Nephew’s ASD global business encompasses the following product franchises:

•	Knee Implants

•	Hip Implants

•	Sports Medicine Joint Repair

•	Arthroscopic Enabling Technologies

•	Trauma

•	Other ASD, including Clinical Therapies

ASD delivered total revenue of $839 million across all of these franchises in the first quarter of 2012. This was 3% ahead of the same period last year (2011: $823 million). Despite a flat performance in the US, we made progress growing revenue in our other Established Markets by 4%, with the UK, France and Japan all performing well. In the higher growth Emerging and International Markets our revenue was up 13%.

Trading profit rose to $202 million (2011: $194 million) and the trading profit margin of 24.1% was up 50 bps year-on-year (2011: 23.6%). This was partly due to the early benefits of our structural efficiency programmes. It was also as a result of the phasing of some costs and we expect this spending to occur in Q2, resulting in a reverse effect on the trading profit margin next quarter.

Our Knee Implant franchise performed well globally, growing 6% on the comparable quarter in 2011 and outperforming the market which grew at 3%. In the US, our revenue increased by 3%. This was ahead of the market rate of 2%, with a strong contribution from the LEGIONà Revision Knee System and good continued growth, albeit slowing relative to last year, from VERILASTà bearing technology and VISIONAIREà Patient Matched Instrumentation Sets.

Beyond the US, we strongly outperformed the market, pushing revenues up 9%, against a market growth rate of 5%. Australia and New Zealand delivered a notable improvement against a weak comparator, and the Emerging and International Markets performed well.

Revenue from our global Hip Implant franchise was down -2%. This was largely a result of continuing headwinds in the metal-on-metal total hip replacement sector. Sales of our BIRMINGHAM HIPà Resurfacing System (“BHR”) continued to suffer from association, despite its strong track record demonstrated by many independent sources of data which have proved its performance over more than ten years. In traditional total hip implants we generated strong double-digit growth in revenue from products featuring our VERILAST bearing technology. We also launched the POLARCUPà Dual Mobility Hip System in the US. This is a proven solution for patients susceptible to dislocation and needing enhanced stability.

Like-for-like price pressure across Hip and Knee Implants remained similar to previous quarters, which was partially offset through mix gains.

In Sports Medicine Joint Repair we grew revenues by 7% in the quarter. Our premium FAST-FIXà 360 Meniscal Repair System is performing well, being adopted by many new customers. We continued to build upon our strong position in anterior cruciate ligament (“ACL”) repair, introducing the CLANCYà Flexible Drill System and the ACUFEX PINPOINTà Anatomic ACL Guide System in the period. We also added to our innovative shoulder repair portfolio, introducing the HEALICOILà PK suture anchor, whose design offers greater pullout strength than its competitors.

Our Arthroscopic Enabling Technologies franchise, which consists primarily of our core resection and camera products, delivered a 1% increase in revenue as we continued the roll-out of our innovative DYONICSà PLATINUM range of specialty blades.

Revenue from our Trauma franchise was down -1%. This would have been +2% discounting the continuing headwind from the previously disclosed loss of US royalties. The unusually mild US winter contributed to reduced procedures, but even so, we are not happy with this performance and the new Trauma management is working to improve this.

Our Other ASD category predominantly comprises the Clinical Therapies business. Clinical Therapies grew revenue by 6% to $58 million in the quarter and we remain on track to complete the formation of Bioventus LLC, the venture with Essex Woodlands to fund its future development, in Q2.

Advanced Wound Management global

We continued to deliver strong underlying growth in Advanced Wound Management globally, with revenue up 5% to $240 million in the quarter, and again outperformed the estimated global market growth rate of 3%.

We performed well in the US, with a 14% increase in revenue mainly driven by our NPWT portfolio. The Emerging and International markets also did well with growth of 12%. Our non-US Established Markets grew 1% which reflects the reversal of some wholesaler stocking last quarter. Exudate Management was flat and Infection Management grew by 6% as conditions across most markets remained subdued.

We delivered a good trading profit of $50 million (2011: $47 million) and trading profit margin of 20.8%, up 70 bps year-on-year (2011: 20.1%). This margin improvement was principally driven by increased volumes and our efficiency programmes.

Our NPWT portfolio had another good quarter, and we have now taken around 20% of the European market and continue to deliver strong revenue growth across all regions. We launched PICOà in the US at the start of the quarter. It is receiving excellent customer feedback, and is progressing well through the relatively long hospital adoption cycle.

We added a number of innovative wound product enhancements during the period. We also acquired the ADERMA Dermal Pads range, and have had good early success marketing these leading pressure relieving devices through our existing customer channels.

Outlook

We are performing in-line with our expectations and our guidance for the full year, provided last quarter, is unchanged. As stated, the phasing of some costs, which has had a positive impact on trading profit margin in Q1, is likely to have the opposite effect on the Q2 trading profit margin.

About Us

Smith & Nephew is a global medical technology business dedicated to helping improve people’s lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine, Trauma and Clinical Therapies, Smith & Nephew has almost 11,000 employees and a presence in more than 90 countries. Annual sales in 2011 were nearly $4.3 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in integrating acquired businesses, and disruption that may result from changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SMITH & NEPHEW plc

2012 QUARTER ONE RESULTS

Unaudited Group Income Statement for the three months to 31 March 2012

	Notes	2012	2011
		$m	$m
Revenue	4	1,079	1,055
Cost of goods sold		(271)	(276)

Gross profit		808	779
Selling, general and administrative expenses		(529)	(508)
Research and development expenses		(43)	(40)

Operating profit	5	236	231
Interest receivable		1	1
Interest payable		(3)	(3)
Other finance costs		(1)	(1)

Profit before taxation		233	228
Taxation	8	(72)	(72)

Attributable profit (A)		161	156

Earnings per share (A)	2
Basic		18.0 ¢	17.5 ¢
Diluted		17.9 ¢	17.4 ¢

Unaudited Group Statement of Comprehensive Income for the three months to 31 March 2012
		2012	2011
		$m	$m
Attributable profit (A)		161	156
Other comprehensive income:
Translation adjustments		50	36
Net losses on cash flow hedges		(1)	(3)
Actuarial gains on defined benefit pension plans		48	36
Taxation on items taken directly to equity		(15)	(10)

Other comprehensive income for the period, net of tax		82	59

Total comprehensive income for the period (A)		243	215

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2012 QUARTER ONE RESULTS (continued)

Unaudited Group Balance Sheet as at 31 March 2012

31 Dec 2011		Notes	31 Mar 2012	2 Apr 2011
$m			$m	$m
	ASSETS
	Non-current assets
783	Property, plant and equipment		780	800
1,096	Goodwill		1,117	1,117
423	Intangible assets		421	424
4	Other financial assets		4	10
13	Investment in associates		13	13
—	Retirement benefit assets		14	—
223	Deferred tax assets		214	217

2,542			2,563	2,581

	Current assets
859	Inventories		888	936
1,037	Trade and other receivables		1,051	1,017
184	Cash and bank	11	254	256

2,080			2,193	2,209
125	Assets held for sale	10	128	—

4,747	TOTAL ASSETS		4,884	4,790

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent
191	Share capital		191	191
413	Share premium		427	405
(766)	Treasury shares		(759)	(777)
91	Other reserves		140	149
3,258	Retained earnings		3,454	3,035

3,187	Total equity		3,453	3,003

	Non-current liabilities
16	Long-term borrowings	11	15	528
287	Retirement benefit obligation		252	228
8	Other payables due after one year		8	—
45	Provisions due after one year		51	73
66	Deferred tax liabilities		78	76

422			404	905

	Current liabilities
306	Bank overdrafts and loans due within one year	11	268	80
564	Trade and other payables		518	548
78	Provisions due within one year		41	42
171	Current tax payable		184	212

1,119			1,011	882
19	Liabilities directly associated with assets held for sale	10	16	—

1,560	Total liabilities		1,431	1,787

4,747	TOTAL EQUITY AND LIABILITIES		4,884	4,790

SMITH & NEPHEW plc

2012 QUARTER ONE RESULTS (continued)

Unaudited Condensed Group Cash Flow Statement for the three months to 31 March 2012

	2012	2011
	$m	$m
Net cash inflow from operating activities
Profit before taxation	233	228
Net interest payable	2	2
Depreciation, amortisation and impairment	80	73
Share based payment expense	9	7
Movement in working capital and provisions	(112)	(33)

Cash generated from operations (B)	212	277
Net interest paid	(2)	(3)
Income taxes paid	(56)	(62)

Net cash inflow from operating activities	154	212

Cash flows from investing activities
Capital expenditure	(58)	(73)

Net cash used in investing activities	(58)	(73)

Cash flow before financing activities	96	139

Cash flows from financing activities
Proceeds from issue of ordinary share capital	14	9
Treasury shares purchased	—	(4)
Proceeds from own shares	—	3
Cash movements in borrowings	(46)	(116)
Settlement of currency swaps	1	(1)

Net cash used in financing activities	(31)	(109)

Net increase in cash and cash equivalents	65	30
Cash and cash equivalents at beginning of period	161	195
Exchange adjustments	4	2

Cash and cash equivalents at end of period (C)	230	227

B	Including cash outflows in the three month period to 31 March 2012 of $16 million (2011 – $1 million) relating to restructuring and rationalisation costs and a legal settlement of $22 million (2011 – $nil).

C	Cash and cash equivalents at the end of the period are net of overdrafts of $24 million (2011 – $29 million).

SMITH & NEPHEW plc

2012 QUARTER ONE RESULTS (continued)

Unaudited Group Statement of Changes in Equity for the three months to 31 March 2012

	Share capital	Share premium	Treasury Shares*	Other Reserves**	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2012 (audited)	191	413	(766)	91	3,258	3,187
Total comprehensive income (A)	—	—	—	49	194	243
Share based payment recognised	—	—	—	—	9	9
Cost of shares transferred to beneficiaries	—	—	7	—	(7)	—
Issue of ordinary share capital	—	14	—	—	—	14

At 31 March 2012	191	427	(759)	140	3,454	3,453

	Share capital	Share premium	Treasury Shares*	Other Reserves**	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2011 (audited)	191	396	(778)	116	2,848	2,773
Total comprehensive income (A)	—	—	—	33	182	215
Share based payment recognised	—	—	—	—	7	7
Cost of shares transferred to beneficiaries	—	—	5	—	(2)	3
Purchase of own shares	—	—	(4)	—	—	(4)
Issue of ordinary share capital	—	9	—	—	—	9

At 2 April 2011	191	405	(777)	149	3,035	3,003

*	Treasury shares include shares held by the Smith & Nephew Employees’ Share Trust.

**	Other reserves comprise gains and losses on cash flow hedges, exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate on the date of redenomination instead of the rate at the balance sheet date.

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2012 QUARTER ONE RESULTS (continued)

NOTES

1.	These interim financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2011. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risk successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the interim financial statements.

The financial information contained in this document does not constitute statutory accounts as defined in section 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion and did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2011.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 893 million (2011 – 890 million). The diluted weighted average number of ordinary shares in issue is 897 million (2011 – 896 million).

	Notes	2012		2011
		$m		$m
Attributable profit		161		156
Adjustments:
Restructuring and rationalisation costs	7	6		1
Amortisation of acquisition intangibles		10		9
Taxation on excluded items	8	(3)		(2)

Adjusted attributable profit		174		164

Adjusted earnings per share		19.5	¢	18.4	¢
Adjusted diluted earnings per share		19.4	¢	18.3	¢

3.	The Orthopaedics and Endoscopy business units, reported separately in the annual accounts of the Group for the year ended 31 December 2011, have been combined into a single operating entity named Advanced Surgical Devices. This segmentation reflects the Group’s structure and is part of the Group’s new strategic framework announced in August 2011. Revenue, trading profit, operating profit and total assets by business segment comparative figures have been restated accordingly.

SMITH & NEPHEW plc

2012 QUARTER ONE RESULTS (continued)

4.	Revenue by segment for the three months to 31 March 2012 was as follows:

	00000000	00000000	00000000
	2012	2011	Underlying growth in revenue
	$m	$m	%
Revenue by business segment
Advanced Surgical Devices	839	823	3
Advanced Wound Management	240	232	5

	1,079	1,055	3

Revenue by geographic market
United States	445	439	2
Other Established Markets (D,E)	521	513	3
Emerging and International Markets	113	103	12

	1,079	1,055	3

D      Other Established Markets comprises Canada, Europe, Japan, Australia and New Zealand.

E       Includes United Kingdom revenue of $70 million (2011 – $68 million).

Underlying revenue growth by business segment is calculated by eliminating the effects of translational currency. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Underlying growth in revenue
	%	%	%
Advanced Surgical Devices	2	1	3
Advanced Wound Management	3	2	5

	2	1	3

SMITH & NEPHEW plc

2012 QUARTER ONE RESULTS (continued)

5.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

	Notes	2012	2011
		$m	$m
Operating profit		236	231
Restructuring and rationalisation costs	7	6	1
Amortisation of acquisition intangibles		10	9

Trading profit		252	241

Operating and trading profit by business segment for the three months to 31 March 2012 were as follows:
Operating profit by business segment
Advanced Surgical Devices		190	187
Advanced Wound Management		46	44

		236	231

Trading profit by business segment
Advanced Surgical Devices		202	194
Advanced Wound Management		50	47

		252	241

6.	Total assets by business segment as at 31 March 2012 were as follows:

31 Dec 2011		31 Mar 2012	2 Apr 2011
$m		$m	$m
3,396	Advanced Surgical Devices	3,433	3,558
819	Advanced Wound Management	841	759

4,215	Operating assets by business segment	4,274	4,317
125	Assets held for sale	128	—
407	Unallocated corporate assets (F)	482	473

4,747	Total assets	4,884	4,790

F	Consisting of deferred tax assets, cash at bank and retirement benefit assets.

7.	Restructuring and rationalisation costs of $6 million (2011 – $1 million) were incurred in the three month period to 31 March 2012. These relate mainly to people costs associated with the structural and process changes announced in August 2011. No costs (2011 – $1 million) were incurred in relation to the earnings improvement programme which was completed in 2011.

SMITH & NEPHEW plc

2012 QUARTER ONE RESULTS (continued)

8.	Taxation of $75 million (2011 – $74 million) for the three months on the profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles is calculated at the full year effective rate. In 2012, a taxation benefit of $3 million (2011—$2 million) arose on restructuring and rationalisation costs and amortisation of acquisition intangibles. Of the $72 million (2011 – $72 million) taxation charge for the three months, $60 million (2011 – $57 million) relates to overseas taxation.

In March 2012, the UK Government announced that the UK tax rate for accounting periods starting on or after 1 April 2013 will be reduced to 23%. It is anticipated that the relevant legislation will be enacted during 2012. The deferred tax impact of this change will result in a credit which has been taken into account in calculating the effective tax rate for the year ending on 31 December 2012.

9.	No dividends were paid during the first quarter of 2012 or 2011. The final dividend for 2011 of 10.80 US cents per ordinary share was proposed by the Board on 1 February 2012 and approved by shareholders on 12 April 2012. This is payable on 9 May 2012 to shareholders whose names appeared on the register at the close of business on 20 April 2012.

10.	On the 4 January 2012 the Group announced it had entered into an agreement with Essex Woodlands for the disposal of the Group’s Clinical Therapies business. After disposal the Group will retain a 49% investment in the newly formed company, Bioventus LLC, which will be reported as an associate. At 31 March 2012 the assets and liabilities of the Clinical Therapies business, $128 million and $16 million respectively, are disclosed as held for sale In Q1, the Clinical Therapies business contributed $58 million (2011 – $55 million) of revenue and $10 million (2011 – ]$8 million) trading profit. The Group expects to recognise a profit before tax in excess of $250 million on completion of the transaction.

11.	Net debt as at 31 March 2012 comprises:

	2012	2011
	$m	$m
Cash and bank	254	256
Long term borrowings	(15)	(528)
Bank overdrafts and loans due within one year	(268)	(80)
Net currency swap assets (G)	1	1

	(28)	(351)

The movements in the period were as follows:
Opening net debt as at 1 January	(138)	(492)
Cash flow before financing activities	96	139
Proceeds from issue of ordinary share capital	14	9
Treasury shares purchased	—	(4)
Proceeds from own shares	—	3
Exchange adjustments	—	(6)

	(28)	(351)

G	Net currency swap assets of $1 million (2011 – assets $1 million) comprise $1 million (2011 – $1 million) of current asset derivatives within trade and other receivables.

SMITH & NEPHEW plc

2012 QUARTER ONE RESULTS (continued)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial statements in the interim financial report for the three months ended 31 March 2012 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related notes 1 to 11. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The interim financial statements included in this interim financial report have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial statements in the interim financial report for the three months ended 31 March 2012 based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements in the interim financial report for the three months ended 31 March 2012 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Ernst & Young LLP

London

2 May 2012